United Together Member FDIC. © 2026 United Community Bank | ucbi.com Your Weekly Update Merger News Key milestone dates: • Press release: https://www.ucbi.com/news-and-press- releases/press-release-archive/united- community-and-peach-state-bank- announce-merger-agreement Meet Rich Bradshaw, President & CBO Rich Bradshaw is looking forward to his visit with the Peach State team! Rich is the President and Chief Banking Officer for United Community. Rich brings over 35 years of experience in the banking industry, leading all of United’s diverse commercial, retail, and credit lines of business, while overseeing more than 200 branches across United’s six-state footprint. His career includes service as a retired Commander from the U.S. Naval Reserve Intelligence Program and five years of active duty as a Captain in the U.S. Air Force. Rich is proud to be active in his community. He’s a Deacon at his church, has served on numerous boards, and loves exploring new places with his wife, Stacey. They have three grown children and six grandchildren! • Legal close*: Q3 2026 • Conversion: Friday, Feb. 12 – Tuesday, Feb. 16, 2027 *Subject to regulatory approval Rich and his wife, Stacey Filed by United Community Banks, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Peach State Bancshares, Inc. Commission File No .: 001-35095 Date: May 29, 2026

Member FDIC. © 2026 United Community Bank | ucbi.com United Community Growth Roadmap Our Vision: We want to be a legendary bank. Built on service, driven by performance. Our Purpose: We build communities. We help customers realize their financial goals, expand their businesses, and plan for their futures. We know that financial health leads to happier lives. We use our skills to improve the financial health and well-being of our customers and ultimately our communities.

Member FDIC. © 2026 United Community Bank | ucbi.com Together for Good At United, supporting our communities through volunteer outreach and education is at the heart of what we do. Led by our Together for Good Council, our volunteer efforts bring colleagues together to serve with purpose—whether empowering students with financial knowledge or building homes alongside Habitat for Humanity. Together for Good reflects our shared commitment to building communities. We believe that lasting impact is created through strong partnerships and deep community involvement. See what our Together for Good Council is doing in our communities: https://www.ucbi.com/ucb-foundation Getting to Know U This week’s Getting to Know U features Raleigh, North Carolina – a city rich in history and shaped by growth and culture. Jim Rose, our NC State President, highlights Raleigh’s thriving arts, sports, and food scene, as well as the meaningful impact United continues to make in the community. Watch this week's edition of Getting to Know U at: https://www.youtube.com/watch?v=levPPSLtLfs Jim Rose, NC State President

Caution About Forward-Looking Statements This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the Merger, the expected benefits of the Merger and the estimated returns and other financial impacts of the Merger to United. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the failure to obtain the necessary approval by the shareholders of Peach State, (5) the possibility that the costs, fees, expenses and charges related to the Merger may be greater than anticipated, (6) the ability of United to obtain required governmental approvals of the Merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risks relating to the integration of Peach State’s operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the Merger, (11) the risks associated with United’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United’s issuance of additional shares of its common stock in the Merger, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the U.S. Securities and Exchange Commission (“SEC”).

Many of these factors are beyond United’s and Peach State’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither United nor Peach State undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United or Peach State to predict their occurrence or how they will affect United or Peach State. United and Peach State qualify all forward-looking statements by these cautionary statements. Important Information About the Merger and Where to Find It In connection with the Merger, United filed with the SEC a registration statement on Form S-4 on May 28, 2026 that includes a proxy statement of Peach State to be sent to Peach State’s shareholders seeking their approval of the Merger Agreement. The SEC has not yet declared the registration statement effective and the proxy statement/prospectus included in the registration statement is subject to change. The registration statement contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF PEACH STATE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PEACH STATE, AND THE MERGER. The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com or from Peach State at https://www.peachstate.bank/. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or Peach State Bancshares, Inc., 121 E. E. Butler Parkway, Gainesville, Georgia 30501, Attn: Ron Quinn, Telephone: (770) 536-1100. Participants in the Solicitation United, Peach State, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from Peach State’s shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings “Director Compensation,” “Director Independence,” “Executive Compensation,” and “Security

Ownership” in United’s definitive proxy statement in connection with its 2026 annual meeting of shareholders, as filed with the SEC on April 1, 2026 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000857855/000110465926038366/tm 2520272-3_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United’s definitive proxy statement in connection with its 2026 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form- cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC %2520(UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of Peach State and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger. Free copies of this document may be obtained as described above.